ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

June 18, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Mara L. Ransom, Assistant Director

Dean Brazier, Staff Attorney

Re:          TC PipeLines, LP

Registration Statement on Form S-3

Filed June 4, 2014

File No. 333-196523

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, TC PipeLines, LP (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated June 16, 2014, relating to the Company’s Registration Statement on Form S-3 filed with the Commission on June 4, 2014 (the “Registration Statement”).

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Prospectus, cover page

1.             Please confirm that all disclosure items required by Item 501 of Regulation S-K per Item 1 of Form S-3 have been disclosed. Specifically, please provide the market price of your units as of the latest practicable date.

The Company confirms that all disclosure items required by Item 501 of Regulation S-K per Item 1 of Form S-3 have been disclosed in the prospectus contained in the Registration Statement or will be disclosed in a prospectus supplement.  The market price of the Company’s common units as of the latest practicable date will be contained in a prospectus supplement to be filed after the Registration Statement becomes effective.  In addition, the delaying amendment required by Item 501 on the facing page of the Registration Statement was filed with the Commission on June 5, 2014.

Description of Common Units, page 8

2.             We note that your counsel’s legal opinion (exhibit 5.1), with respect to the non-assessable nature of your Common Units, includes an exception for Sections 17-303(a) and 17-607 of the Delaware Limited Partnership Act. Where investors may be required to contribute an additional amount simply by virtue of holding Common Units, please disclose this potential appropriately in the prospectus and explain the nature of the exceptions presented in the legal opinion. In the alternative, please remove the exceptions. For guidance, refer to Section II.B.1.b of Staff Legal Bulletin No. 19 available on our website at www.sec.gov.

The exceptions in Company counsel’s legal opinion in Exhibit 5.1 to the Registration Statement with respect to the non-assessable nature of the Company’s common units have been removed.  A copy of the revised form of opinion is attached as Exhibit A hereto.  Once the staff completes its review, the Company will file a Part II amendment to the Registration Statement to file the revised opinion as Exhibit 5.1.

If you would like to discuss this response in further detail, please do not hesitate to contact me at (415) 773-5918.

Very truly yours,

/s/ Brett Cooper

Brett Cooper

EXHIBIT A

June ~~4,~~      , 2014

TC PipeLines, LP

717 Texas Street, Suite 2400

Houston, Texas 77002

Re:	TC PipeLines, LP Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as special counsel to TC PipeLines, LP, a Delaware limited partnership (the “Partnership”), and TC PipeLines GP, Inc., a Delaware corporation and the general partner of the Partnership (the “General Partner”), in connection with the preparation of a registration statement on Form S-3 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Act”). The Registration Statement relates to the offering from time to time, as set forth in the Registration Statement, the form of prospectus contained therein (the “Prospectus”) and one or more supplements to the Prospectus (each, a “Prospectus Supplement”), of up to $200 million of common units representing limited partnership interests in the Partnership (“Common Units”). All capitalized terms which are not defined herein shall have the meanings assigned to them in the Registration Statement.

In arriving at the opinions expressed below, we have examined (i) the Certificate of Limited Partnership and the Second Amended and Restated Agreement of Limited Partnership of the Partnership, as amended to date (the “Limited Partnership Agreement”), (ii) the Certificate of Incorporation and the Bylaws of the General Partner, as amended to date, (iii) the Registration Statement, (iv) the Prospectus, (v) certified copies of certain resolutions adopted by the Board of Directors of the General Partner and (vi) the originals or copies certified or otherwise identified to our satisfaction of such other instruments and other certificates of public officials, officers and representatives of the Partnership and the General Partner and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, we have assumed and have not verified (i) the genuineness of the signatures on all documents that we have examined, (ii) the legal capacity of all natural persons, (iii) the authenticity of all the documents supplied to us as originals and (iv) the conformity to the authentic originals of all documents supplied to us as certified, photostatic, faxed or conformed copies. In conducting our examination of documents executed by parties other than the Partnership and the General Partner, we have assumed that such parties had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the due execution and delivery by such parties of such documents and that, to the extent such documents purport to constitute agreements, such documents constitute valid and binding obligations of such parties.

Based on and subject to the foregoing, and subject also to the limitations and other qualifications set forth below, we are of the opinion that ~~(a) when~~:

1.  When the Partnership and the General Partner have taken all necessary action to approve the issuance of such Common Units, the terms of the offering thereof and related matters, and (b) such Common Units have been issued and delivered in accordance with the terms of the applicable definitive purchase, underwriting or similar agreement approved by the Board, upon payment (or delivery) of the consideration therefor provided for therein, such Common Units will be validly issued~~, fully paid and nonassessable, except as provided in Section 17-303(a) and 17-607 of the Delaware Limited Partnership Act~~.

2.  Under the Delaware Revised Uniform Limited Partnership Act (“DRULPA”), the purchasers of the Common Units will have no obligation to make further payments for their purchase of Common Units or contributions to the Partnership solely by reason of their ownership of the Common Units or their status as limited partners of the Partnership.

We express no opinion other than as to the federal laws of the United States of America and the ~~Delaware Limited Partnership Act~~DRULPA (which is deemed to include the applicable provisions of the Delaware Constitution and reported judicial opinions interpreting those laws).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the heading “Legal” in the Prospectus. In giving this consent, we do not admit that we are “experts” under the Act, or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.

Very truly yours,

ORRICK, HERRINGTON & SUTCLIFFE LLP